

November 2, 2012

<u>**Via E-mail**</u>

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022

> **Re: Celestica Inc.**
> **Schedule TO-I**
> **File No. 005-55523**
> **Filed October 29, 2012**

Dear Ms. Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I
Item 6. Purposes of the Transaction

1.   Please revise your disclosure to include this disclosure in the offer document as delivered to security holders.

Offer to Purchase
Forward-Looking Information, page iv

2.   We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this section and your claim of the protection offered by that Act. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July

2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Summary, page 1

3.   Please revise the penultimate question on page 4 to comply with rule 14e-1(c) which requires payment to be prompt, not "as promptly as practicable."

Conditions of the Offer, page 12

4.   We note the language in the first paragraph of this section that you may effectively assert a condition "at any time before the payment for any such Shares." We also note the language in the penultimate paragraph of this section that you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." This type of disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

5.   We note your condition (f). You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. Please tell us what consideration you have given to revising the condition such that it is not so overly broad as to render your offer illusory.

6.   We note your condition (j) relating to a Rule 13e-3 transaction. We also note the subsequent paragraph in which you state that you may waive conditions. Please tell us whether you may waive the above-referenced condition and the effect such a waiver would have on your offer given the likelihood that your offer may be subject to Rule 13e-3 as a result of the waiver.

7.   We note the language in the last paragraph in this section that the your failure "at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
November 2, 2012
Page 3

8.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Ownership of Securities of the Company, page 32

9.   Please disclose the names of the individuals who have beneficial ownership of the shares held of record by Onex Corporation and MacKenzie Financial Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition